Exhibit (a)(1)(l)
Election Amendment Review (1 screenshot)
Election Amendment Review
You have made the following election with respect to your Eligible Options

						Fair
						Market
				Number of		Value of
		Exercise	Total	Option Shares		Stock on	Cash
Original		Price	Number of	Eligible for	Revised	Revised	Payment	Total	Amend All
Grant	Option	Per	Exercisable	Tender Offer	Grant	Grant	Per	Cash	Eligible
Date	Number	Share	Shares	Amendment	Date	Date	Share	Payment	Options?
Dec 10, 2003	4	$3.45	750	500	Dec 15, 2003	$3.15	$1.00	$500.00	☑ Yes ☐ No
Dec 10, 2004	5	$3.45	750	550	Dec 15, 2003	$3.15	$1.00	$550.00	☑ Yes ☐ No
Dec 10, 2005	6	$3.45	750	50	Dec 15, 2003	$3.15	$1.00	$50.00	☑ Yes ☐ No
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